UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated July 25, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye" or "the Company")

TRADING STATEMENT FOR THE SIX-MONTHS ENDED 30 JUNE 2014

Westonaria 25 July 2014
Further to the trading statements released on 17 April 2014 and 4 June 2014, shareholders are advised that earnings per share ("EPS") and headline earnings per share ("HEPS") for the six-months ended 30 June 2014, are expected to be between 65 cents per share and 75 cents per share and 75 cents per share and 85 cents per share respectively, based on an estimated 772.7 million weighted average ordinary shares in issue during the six-months ended 30 June 2014.

The reason for the increase in EPS is due to non-recurring items including, *inter alia*: an R821 million (R591 million after tax), impairment charge relating to the Beatrix West section and restructuring cost of R343 million during the six-months ended 30 June 2013. For the six-months ended 30 June 2014, non-recurring items include *inter alia*, the equity accounted loss and impairment of Sibanye's investment in Rand Refinery as detailed below, transactional costs and restructuring costs.

It should be further noted that the weighted average number of shares in issue increased from 566.4 million for the six-months ended 30 June 2013 to an estimated 772.7 million for the six-months ended 30 June 2014. The weighted average number of shares in issue for the six-months ended 30 June 2013 was distorted due to the fact that, prior to its unbundling from Gold Fields Limited in mid-February 2013, Sibanye only had 1,000 shares in issue. This resulted in an unusually low weighted average number of shares in issue for the six-months ended 30 June 2013. On listing on 11 February 2013, Sibanye's issued shares increased to 731.6 million.

The issue of 156.9 million new Sibanye ordinary shares to Gold One International Limited ("Gold One") on 16 May 2014, following the conclusion of the acquisition of the Cooke underground and surface operations, also affected, to a lesser extent, the difference in the weighted average number of shares in issue between the periods being compared.

The decrease in HEPS is primarily as a result of an increase in the weighted average number of shares in issue as detailed above, partially offset by the impairment of the investment in Rand Refinery.

Shareholders are furthermore referred to today's announcement by Rand Refinery regarding a loan facility extended to it by certain of its shareholders, as a precautionary measure. This follows challenges encountered in the implementation of a new Enterprise Resource Planning system at the refinery. Sibanye confirms its participation in the loan facility.

Sibanye owns a 33.1% stake in the Rand Refinery and accounts for it using the equity accounting method as an associate. Sibanye net loss relating to equity accounted losses and the impairment charge of its investment in Rand Refinery will be approximately R316.0 million, which have impacted EPS and HEPS for the six-months ended 30 June 2014.

The financial information on which the trading statement has been based, has not been reviewed or reported on by the Company's auditors.

Sibanye Gold is currently finalising its Operating and Financial Results for the six-months ended 30 June 2014, which will be released on SENS at 08 00 (CAT) on Thursday, 31 July 2014 and on the Company website: www.sibanyegold.co.za.

ENDS

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute 'forward looking statements' within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or uranium; hazards associated with underground and surface gold and uranium mining; labour shortages and disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost

increases; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the HIV/AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 25, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer